================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 37)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

      ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                  87927W10
             (Title of class of securities)                     (CUSIP number)

                                DOTT. GIANNI MION
                                 SINTONIA S.P.A.
                           CORSO DI PORTA VITTORIA 16
                                   20122 MILAN
                                      ITALY
                                 (+39) 02-549241

                                 WITH A COPY TO:

                           MICHAEL S. IMMORDINO, ESQ.
                                LATHAM & WATKINS
                                 99 BISHOPSGATE
                                 LONDON EC2M 3XF
                                     ENGLAND
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                      OCTOBER 23, 2007 AND OCTOBER 25, 2007
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)








                                 (Page 1 of 23)

----------------------------------------------------------             ----------------------------------------------------
CUSIP No.  87927W10                                           13D
----------------------------------------------------------             ----------------------------------------------------
----------------------    -------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                        SINTONIA S.p.A.
                          I.R.S. IDENTIFICATION NO.                       Not Applicable
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------ ------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a)   [X]
                                                                                                         (b)   [_]
----------------------    ------------------------------------------------------------------------------ ------------------
3                         SEC USE ONLY
----------------------    ---------------------------------------------------------------  --------------------------------
4                         SOURCE OF FUNDS:                                                 WC, BK
----------------------    -------------------------------------------------------------------------------------- ----------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                          2(e):                                                                                [_]
----------------------    ---------------------------------------------------------------- --------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Italy
----------------------    ---------------------------------------------------------------- --------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        30,084,650
SHARES
                          -------------------    ----------------------------------------- --------------------------------
BENEFICIALLY              8                      SHARED VOTING POWER:                      3,157,172,623
OWNED BY                                                                                   (See Item 5)
                          -------------------    ----------------------------------------- --------------------------------
EACH                      9                      SOLE DISPOSITIVE POWER:                   30,084,650
REPORTING
                          -------------------    ----------------------------------------- --------------------------------
                          10                     SHARED DISPOSITIVE POWER:                 3,157,172,623
PERSON WITH                                                                                 (See Item 5)
----------------------    ---------------------------------------------------------------- --------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         3,187,277,273
                          ---------------------------------------------------------------- --------------------------------
----------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:               [_]
----------------------    ---------------------------------------------------------------- --------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               23.8%
                                                                                                            (See Item 5)
----------------------    ---------------------------------------------------------------- --------------------------------
14                        TYPE OF REPORTING PERSON:                             CO


                                 (Page 2 of 23)

---------------------------------------------------------             ----------------------------------------------------
CUSIP No.  87927W10                                          13D
---------------------------------------------------------             ----------------------------------------------------
-----------------------    -----------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                             SINTONIA S.A. (FORMERLY KNOWN
                           I.R.S. IDENTIFICATION NO.                            AS EDIZIONE FINANCE INTERNATIONAL S.A.)
                           OF ABOVE PERSON                                      Not Applicable
-----------------------    -------------------------------------------------------------------------- --------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)  [X]
                                                                                                      (b)  [_]
-----------------------    -------------------------------------------------------------------------- --------------------
3                          SEC USE ONLY
-----------------------    ------------------------------------------------------------ ----------------------------------
4                          SOURCE OF FUNDS:                                             WC, BK
-----------------------    ------------------------------------------------------------------------------------ ----------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
-----------------------    ------------------------------------------------------------- ---------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                         Luxembourg
-----------------------    ------------------------------------------------------------- ---------------------------------
NUMBER OF                  7                     SOLE VOTING POWER:                      0
SHARES
                           -----------------     --------------------------------------- ---------------------------------
BENEFICIALLY               8                     SHARED VOTING POWER:                    3,157,172,623
OWNED BY                                                                                 (See Item 5)
                           -----------------     --------------------------------------- ---------------------------------
EACH                       9                     SOLE DISPOSITIVE POWER:                 0
REPORTING
                           -----------------     --------------------------------------- ---------------------------------
                           10                    SHARED DISPOSITIVE POWER:               3,157,172,623
PERSON WITH                                                                               (See Item 5)
-----------------------    ------------------------------------------------------------- ---------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        3,157,172,623
                           REPORTING PERSON:
-----------------------    ------------------------------------------------------------- ---------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
-----------------------    ------------------------------------------------------------- ---------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           23.6%
                                                                                                         (See Item 5)
-----------------------    ------------------------------------------------------------- ---------------------------------
14                         TYPE OF REPORTING PERSON:                          CO





                                 (Page 3 of 23)

---------------------------------------------------------             ------------------------------------------------
CUSIP No.  87927W10                                       13D
---------------------------------------------------------             ------------------------------------------------
-----------------------    -------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                      RAGIONE S.a.p.a. DI GILBERTO
                           I.R.S. IDENTIFICATION NO.                     BENETTON E C.
                           OF ABOVE PERSON                               Not Applicable

-----------------------    -------------------------------------------------------------------------- ----------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)  [X]
                                                                                                      (b)  [_]
-----------------------    -------------------------------------------------------------------------- ----------------
3                          SEC USE ONLY
-----------------------    ------------------------------------------------------------ ------------------------------
4                          SOURCE OF FUNDS:                                             WC, BK
-----------------------    ------------------------------------------------------------------------------------ ------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
-----------------------    ------------------------------------------------------------- -----------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                         Italy
-----------------------    ------------------------------------------------------------- -----------------------------
NUMBER OF                  7                     SOLE VOTING POWER:                      30,084,650
SHARES
                           ------------------    --------------------------------------- -----------------------------
BENEFICIALLY               8                     SHARED VOTING POWER:                    3,157,172,623
OWNED BY                                                                                 (See Item 5)
                           ------------------    --------------------------------------- -----------------------------
EACH                       9                     SOLE DISPOSITIVE POWER:                 30,084,650
REPORTING
                           ------------------    --------------------------------------- -----------------------------
                           10                    SHARED DISPOSITIVE POWER:               3,157,172,623
PERSON WITH                                                                              (See Item 5)
-----------------------    ------------------------------------------------------------- -----------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:      3,187,277,273
-----------------------    ------------------------------------------------------------- -----------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES:                                                                 [_]
-----------------------    ------------------------------------------------------------- -----------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          23.8%
                                                                                                       (See Item 5)
-----------------------    ------------------------------------------------------------- -----------------------------
14                         TYPE OF REPORTING PERSON:                          PN




                                 (Page 4 of 23)

         This Amendment No. 37 (this "AMENDMENT") amends the Statement on
Schedule 13D dated August 9, 2001, as amended (as previously amended, the "SCHEDULE 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy, Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg, and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("RAGIONE") with respect to the ordinary shares, euro 0.55 par value per share ("TELECOM SHARES"), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy ("TELECOM ITALIA"). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

         This Amendment is being filed by each of Sintonia S.p.A., Sintonia S.A. (formerly known as Edizione Finance International S.A.) and Ragione. By virtue of the demerger of Edizione Holding S.p.A., effective on March 2, 2007, Sintonia S.p.A. became member of a group, together with and Sintonia S.A. and Ragione, with Pirelli & C. S.p.A. ("PIRELLI") and Olimpia S.p.A. ("OLIMPIA") with respect to the Telecom Shares.

         INTRODUCTION.

         On October 25, 2007, Sintonia S.p.A. and Sintonia S.A. (together, the "SINTONIA SELLERS") and Pirelli sold the entire share capital of Olimpia, the entity which currently holds approximately 18% of the ordinary share capital of Telecom Italia, to a group of investors (the "SALE"). The group of investors that purchased the Olimpia share capital includes Sintonia S.A. (in such capacity, the "SINTONIA BUYER"). The following summarizes the sale and purchase of such share capital and certain agreements related thereto.

         On April 28, 2007, a group of investors made up of Assicurazioni Generali S.p.A. ("AG" and, together with the AG group companies (Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfursorge Deutsche Lebenversicherung A.G., Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the Amendment (as defined below), "GENERALI"), the Sintonia Buyer, Intesa Sanpaolo S.p.A. ("INTESA SANPAOLO"), Mediobanca S.p.A. ("MEDIOBANCA" and, together with Generali, the Sintonia Buyer and Intesa Sanpaolo, the "ITALIAN INVESTORS") and Telefonica S.A., the Spanish-based telecommunications operator ("TELEFONICA" and, together with the Italian Investors, the "INVESTORS"), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the "AMENDMENT"), the "CO-INVESTMENT AGREEMENT") to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed Telco S.p.A. ("TELCO"), an Italian corporation through which they have purchased the entire share capital of Olimpia from Pirelli and the Sintonia Sellers as indicated above (the "TRANSACTION"). The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the Transaction and the general framework of the investment obligations of each of the Investors. Among other things, pursuant to the Amendment, the AG group companies became Investors for purposes of the Co-Investment Agreement and the Shareholders' Agreement (as hereinafter defined). In addition to Telco's participation in Telecom Italia's ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007 Generali and Mediobanca


                                 (Page 5 of 23)
contributed to Telco ordinary shares of Telecom Italia they held on that date. These shares amount to 5.6% of Telecom Italia's ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia's ordinary share capital, bringing Telco's direct and indirect participation in Telecom Italia's ordinary share capital to approximately 23.6%. A copy of the Co-Investment Agreement was previously filed on Schedule 13D as Exhibit 85 and a copy of the Amendment is filed as Exhibit 92 hereto.

         On April 28, 2007, the Investors also entered into a shareholders' agreement (as subsequently amended by the Amendment, the "SHAREHOLDERS' AGREEMENT"), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco's shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia's by-laws. A copy of the Shareholders' Agreement was previously filed on Schedule 13D as Exhibit 87 and a copy of an unofficial English translation of the by-laws of Olimpia is filed as Exhibit 93 hereto (such translation incorporates all recent amendments and amendments described previously on Schedule 13D and therefore supercedes the prior version filed on Schedule 13D as Exhibit 19).

         On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and the Sintonia Sellers (the "SHARE PURCHASE AGREEMENT") to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the "OLIMPIA SHARES"). Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia, or approximately 18% of the ordinary share capital of Telecom Italia. A copy of the Share Purchase Agreement was previously filed on Schedule 13D as Exhibit 90.

         In summary, the result of the Sale and the Co-Investment and Purchase and related transactions on the Sintonia Sellers' and Ragione's respective interests in the ordinary voting shares of Telecom Italia is as follows:

         o the Sintonia Sellers no longer hold interests in the ordinary voting shares of Telecom Italia through a common entity (Olimpia) with Pirelli;

         o the Shareholders' Agreement (as defined in Schedule 13D filed on August 9, 2001) and the 2006 Shareholders' Agreement (as defined in Amendment No. 33 to Schedule 13D on November 8, 2006) have been terminated;

         o the Sintonia Buyer holds approximately 8.4% of Telco and thus remains an indirect holder of the ordinary voting shares of Telecom Italia through Olimpia's approximately 23.6% interest therein;

         o Sintonia S.p.A., through its interest in the Sintonia Buyer, and Ragione, through its interest in Sintonia S.p.A., likewise remain indirect holders of ordinary voting shares of Telecom Italia; and

                                 (Page 6 of 23)

         o in addition, Sintonia S.p.A. directly holds 30,084,650 Telecom Shares and may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the dispositions of such Telecom Shares.

         The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian antitrust authority on October 23, 2007 (the "Announcement"), an unofficial English translation of which is attached here as Exhibit 94. Pursuant to the Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions.

         Items 2, 3, 4, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment is being filed by each of Sintonia S.p.A., Sintonia S.A., and Ragione.

         Sintonia S.p.A., owns approximately 100% of the share capital of Sintonia S.A., which owns directly approximately 10.62% of the equity of Olimpia. Sintonia S.p.A. owns directly approximately 9.38% of the equity of Olimpia (and, together with its control of Sintonia S.A., 20% of Olimpia) and 0.23% of the share capital of Telecom Italia. On September 28, 2007, Sintonia S.p.A., GS Infrastructure Partners I (an infrastructure fund managed by Goldman Sachs, "GSIP") and Mediobanca signed a share purchase agreement pursuant to which GSIP and Mediobanca agreed to acquire, respectively, 3% and 1% of Sintonia S.A. Under the terms of the transaction, GSIP and Mediobanca also agreed to subscribe to a capital increase in Sintonia S.A. to reach fully diluted stakes of approximately 16.3% and 5.5%, respectively. The closing of this transaction is subject to customary regulatory approvals.

         Sintonia S.p.A., through its subsidiaries and affiliates (including Sintonia S.A.), is a holding company that manages both majority and minority investments in publicly traded and privately owned companies. Sintonia S.p.A. is principally engaged in the utilities and infrastructure sector. 100% of the share capital of Sintonia S.p.A. is beneficially owned by Ragione. Ragione is a holding company principally engaged in managing its participations in two sub-holdings, Edizione Holding S.p.A. and Sintonia S.p.A., through which it holds interests in companies operating in the following business areas: (i) textiles and clothing, (ii) food and beverages, (iii) services and infrastructures for transportation and communication, (iv) real estate and agriculture and (v) certain other investments. The registered office of Sintonia S.p.A. is located at Corso di Porta Vittoria 16, Milan, Italy. The registered office of Sintonia S.A. is located at 1, Place d'Armes, Luxembourg. The registered office of Ragione is located at Calmaggiore 23, Treviso, Italy.

         The name, business address, citizenship, present principal occupation or employment of each director and executive officer of Sintonia S.p.A., Sintonia S.A. and Ragione is set forth on Annexes A-1, A-2 and A-3.


                                 (Page 7 of 23)

         During the past five years, neither Sintonia S.p.A., Sintonia S.A., Ragione, nor any of their respective directors or executive officers has been
(i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the issuance of the Announcement on October 23, 2007. At the closing of the Share Purchase Agreement Telco paid total consideration of euro 2.82 per Telecom Share held by Olimpia multiplied by 2,407,345,359 Telecom Shares, less Olimpia's total net debt (as defined under the Share Purchase Agreement) as of the closing date. The purchase price for 100% of Olimpia's share capital was approximately euro 4.161 billion. Telco paid 80% of the consideration to Pirelli and 20% of the consideration to the Sintonia Sellers. It is expected that the Investors will merge Olimpia into Telco.

         Pursuant to the Co-Investment Agreement, Telco has been initially capitalized with euro 5.145 billion, in the following manner:

o Generali contributed to Telco 543.4 million Telecom Shares for total consideration of euro 1.375 billion, based on a share price of euro
         2.53 per Telecom Share;

o Mediobanca contributed to Telco 206.5 million Telecom Shares for total consideration of euro 522 million, based on a share price of euro 2.53 per Telecom Share;

o        Intesa Sanpaolo contributed to Telco euro 522 million in cash;

o        the Sintonia Buyer contributed to Telco euro 412 million in cash; and

o        Telefonica contributed to Telco euro 2.314 billion in cash.

         In addition, prior to the closing of the Share Purchase Agreement, Telco borrowed from Mediobanca and Intesa Sanpaolo approximately euro 925 million (the "FACILITY"). Such Facility was made available on an arm's length basis. Immediately after the closing of the Share Purchase Agreement, Telco resolved to increase its share capital by euro 900 million (the "FIFTH CAPITAL Increase") for purposes of financing the repayment of the Facility. Telco shareholders look favorably on the potential for further contributions of Telecom Shares in Telco (up to an amount not exceeding 30% of the ordinary share capital of Telecom Italia), provided that in such an event the right to subscribe further capital increases in cash shall be granted to the other existing shareholders in order to avoid possible dilution. See the joint press release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica filed as Exhibit 95.

                                 (Page 8 of 23)

ITEM 4.  PURPOSE OF THE TRANSACTION

         For the Investors, the principal objective of the transaction is the creation of value over time for all shareholders, by accompanying Telecom Italia's business growth strategies which will be defined in full autonomy by the board of directors and the management of Telecom Italia. A fundamental assumption of the Co-Investment Agreement and the Shareholders' Agreement is that the Telecom Italia and Telefonica groups will be managed autonomously and independently. See the joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica, previously filed on Schedule 13D as Exhibit 88 and incorporated herein by reference, and the joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica, previously filed on
Schedule 13D as Exhibit 89 and incorporated herein by reference, and the joint press release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica filed as Exhibit 95. In addition, the information contained in Items 5 and 6 below is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Investors purchased Olimpia through Telco pursuant to the Share Purchase Agreement. Olimpia currently holds 2,407,345,359 ordinary Telecom Shares, or approximately 18% of the ordinary share capital of Telecom Italia. In addition to this purchase by Telco, pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed Telecom Shares they previously owned directly to Telco totaling approximately 5.6% of Telecom Italia's ordinary share capital (4.06% of which was owned by Generali, and 1.54% of which was owned by Mediobanca), bringing Telco's total participation in Telecom Italia's ordinary share capital to 23.6%.

         As a result of the Transaction, the Italian Investors currently hold a total of 57.7% of Telco's share capital, divided in the following manner:

o        Generali, 28.0%;

o        Mediobanca, 10.6%;

o        Intesa Sanpaolo, 10.6%; and

o        Sintonia Buyer, 8.4%.

         Telefonica holds the remaining 42.3% of Telco's share capital.

         In connection with the Fifth Capital Increase, in accordance with the Co-Investment Agreement and the Shareholders' Agreement, Intesa Sanpaolo may select new Italian investors, other than telecom operators, to subscribe newly issued shares in Telco for cash consideration of up to 5% of Telco's share capital for each new investor, provided that such selection is made in agreement with the other Italian Investors and is accepted by Telefonica, such agreement and acceptance not to be unreasonably withheld.

         The preceding summary of certain material provisions of the Share Purchase Agreement, the Co-Investment Agreement and the Shareholders' Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of

                                 (Page 9 of 23)
such documents previously filed as Exhibits 90, 85 and 87 to Schedule 13D, respectively, and incorporated herein by reference.

         According to publicly available information reported by Consob (the Italian financial market authority), as of October 25, 2007, 13,380,751,344 Telecom Shares were outstanding (the "Outstanding Telecom Shares").

         Sintonia S.p.A. may be deemed to beneficially own 3,187,277,273 Telecom Shares, representing approximately 23.8% of the Outstanding Telecom Shares. Sintonia S.p.A. directly holds 30,084,650 Telecom Shares and has sole power to vote or direct the vote and sole power to dispose or direct the dispositions of such Telecom Shares. Sintonia S.p.A. no longer holds its indirect interest in Telecom Shares through Olimpia but remains an indirect holder, through its ownership of 100% of the share capital of Sintonia S.A., of 3,157,172,623 Telecom Shares held by Telco and indirectly held by Sintonia S.A. Sintonia S.p.A. may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of such shares.

         Sintonia S.A. may be deemed to beneficially own 3,157,172,623 Telecom Shares through its indirect interest in Telecom Shares held by Telco, representing approximately 23.6% of the Outstanding Telecom Shares. Sintonia S.A. may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the dispositions of such Telecom Shares.

         Ragione may be deemed to beneficially own, through its ownership of 100% of the share capital of Sintonia S.p.A., 3,187,277,273 Telecom Shares, representing approximately 23.8% of the Outstanding Telecom Shares. Ragione has sole power to vote or direct the vote and sole power to dispose or direct the dispositions of the 30,084,650 Telecom Shares held directly by Sintonia S.p.A. In addition, Ragione may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 3,157,172,623 Telecom Shares indirectly held by Sintonia S.p.A. through Telco.

         The beneficial ownership of Telecom Shares by the persons listed in Annexes A-1, A-2 and A-3 to this Amendment, if any, is indicated next to such person's name in such Annex . To the best of Sintonia S.p.A., Sintonia S.A. and Ragione's knowledge, as applicable, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own, if any. Over the last sixty days, the persons listed in Annexes A-1, A-2 and A-3 have not effected proprietary transactions in Telecom Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SHARE PURCHASE AGREEMENT

         The following summary of certain material provisions of the Share Purchase Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document, previously filed on Schedule 13D as Exhibit 90 and incorporated herein by reference.

                                 (Page 10 of 23)

         The Investors, Pirelli and the Sintonia Sellers entered into the Share Purchase Agreement to establish the terms and conditions for the transfer of the ordinary share capital of Olimpia from Pirelli and the Sintonia Sellers to the Investors. The Share Purchase Agreement required, among other things, that the Olimpia Shares be purchased and sold with the right of the Investors to receive any dividends distributed by Olimpia after the closing of the transaction, even if accrued prior to the closing. The Share Purchase Agreement also required Olimpia, Pirelli, the Sintonia Sellers and the relevant Investors to terminate all existing shareholders' agreements concerning Olimpia and Telecom Italia upon the closing of the Sale and such existing shareholder agreements among themselves have been terminated as of October 25, 2007.

         The description of the Share Purchase Agreement in the Introduction and
Item 3 are incorporated herein by reference.

CO-INVESTMENT AGREEMENT

         The following summary of certain material provisions of the Co-Investment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document, previously filed on Schedule 13D as Exhibit 85 and incorporated herein by reference.

         The Investors entered into the Co-Investment Agreement to establish the terms and conditions for (i) their participation in Telco, (ii) the acquisition through Telco from Pirelli and the Sintonia Sellers of 100% of the share capital of Olimpia, which in turn holds a stake of approximately 18% of the ordinary share capital of Telecom Italia, (iii) the capitalization and funding of Telco in connection with the acquisition, (iv) the division of Telco's share capital into two classes of shares ("Class A" and "Class B" shares), (v) the corporate scope of Telco, and (vi) the general framework of the respective obligations of the Investors under the Co-Investment Agreement.

         The description of the Co-Investment Agreement in the Introduction and
Item 3 are incorporated herein by reference.

SHAREHOLDERS' AGREEMENT

         The following summary of certain material provisions of the by-laws of Telco and the Shareholders' Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents, respectively, filed as Exhibit 96 hereto (such Exhibit superceding the proposed by-laws of Telco previously filed on Schedule 13D as
Exhibit 86) and previously filed on Schedule 13D as 87, and incorporated herein by reference. The 30,084,650 Telecom Shares for which the Sintonia S.p.A. maintains sole voting power are not currently expected to be contributed to Telco and are not generally subject to the Shareholders Agreement or the Co-Investment Agreement, although the Shareholders' Agreement does prevent the Sintonia Buyer from acquiring additional Telecom Shares if such acquisition would cause the holdings of the Investors taken as a whole to exceed 30% of the Telecom Shares. See "-PROVISIONS RELATING TO TELECOM ITALIA."

                                 (Page 11 of 23)

CLASSES OF SHARES

         The share capital of Telco is divided into Class A and the Class B shares. Telefonica holds and will acquire (through share capital increases or exercise of the pre-emption right set forth in the Telco's by-laws and as described below) only Class B shares or Class A shares to be converted into Class B shares, while the Italian Investors hold Class A shares, and have the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, which is described more fully below. Class B shares will have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders' Agreement and in the Telco by-laws.

         In the event of an increase of capital of Telco, the shareholders who hold Class A shares shall have the right to receive and subscribe Class A shares and the shareholders of Telco who hold Class B shares shall have the right to receive and subscribe for Class B shares.

         In the event that any holders of Class A shares have not fully exercised their pre-emption right, the other holders of Class A shares shall have the preferred right to exercise the pre-emption of the Class A shares that have not been opted for by the other shareholders. Similarly, in the event that any holders of Class B shares have not fully exercised their pre-emption right, the other holders of Class B shares shall have the preferred right to exercise the pre-emption of Class B shares that have not been opted for by the other shareholders. In the event that after the offer of such Class A shares has been made to the holders of Class A shares (whether or not such pre-emption rights have been exercised), there remain Class A shares not purchased by the other Class A shareholders, such shares will be offered to the holders of Class B shares in proportion to their shareholding of the total number of Class B shares issued by Telco, subject to the automatic conversion of the aforesaid Class A shares at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share purchased. In the event that after the offer of such Class B shares has been made to the holders Class B shares (whether or not such pre-emption rights have been exercised), there remain Class B shares not purchased by the other Class B shareholders, such shares will be offered to holders of Class A shares in proportion to their shareholding of the total number of Class A shares issued by Telco, subject to the automatic conversion of the aforesaid Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share purchased.

SHAREHOLDERS MEETINGS

         The shareholders' meeting of Telco will resolve with the vote of (i) at least 75% of the entire share capital on (x) share capital increases with the exclusion of the option right pursuant to article 2441, 4th and 5th paragraph of the Italian Civil Code, (y) mergers and de-mergers (except for the merger between Olimpia and Telco) determining a dilution of the shareholders, and (z) amendments to the provisions of the Telco by-laws regarding the appointment of the board of directors and the quorum of board of directors and shareholders meetings; and (ii) at least 65% of the entire share capital on the following matters:

o any other matter pertaining to the extraordinary shareholders meeting of Telco; and

                                 (Page 12 of 23)

o        the dividend policy of Telco.

         However, in cases where one or more shareholders holding more than 30% of the entire share capital abstain from voting or remain absent from the relevant meeting, the quorum will be reduced to the vote of at least 50% plus one share of the entire share capital.

         In accordance with Telco's by-laws, acceptance by Telco's board of directors of any tender offers having as their subject the shares of Telecom Italia will be subject to the approval of the shareholders meeting. In case of any such approval, any dissenting shareholders shall become entitled to purchase all of the shares of Telco held by the approving shareholders.

BOARD OF DIRECTORS

         The board of directors of Telco is comprised of ten members. The Italian Investors, as holders of Class A shares have appointed, and for so long as they hold more than 50% of the share capital of Telco, shall be entitled to appoint, six directors, including the Chairman. Of the six Telco directors appointed by holders of Class A shares, two directors have been indicated by Generali, one director has been indicated by each of Intesa Sanpaolo, the Sintonia Buyer and Mediobanca and one director has been indicated unanimously. Telefonica, as holder of Class B shares has appointed, and so long as it holds a percentage of at least 30% of the share capital of Telco shall be entitled to appoint, four directors, including the Vice-Chairman. So long as Telefonica holds a percentage of at least 20% of the share capital of Telco, Telefonica shall be entitled to appoint two directors. Should (x) the holders of Class A shares hold less than 50% plus one share, and/or (y) Telefonica as holder of Class B shares holds more than 50% plus one share, the Investors shall appoint the directors of Telco in a manner that grants the majority of the directors to the class of shares representing at least 50% plus one share of the entire share capital of Telco and seven out of ten directors to the class of shares representing more than 70% of the entire share capital of Telco.

         The board of directors of Telco will pass resolutions by vote of a majority of its members, except that, subject to certain exceptions, it will decide by vote of at least seven directors on the following matters:

o the acquisition, disposal and encumbrance (directly or indirectly in any form or manner) of Olimpia's or Telecom Italia's shares or any rights attached thereto;

o        the carrying out of investments other than in Olimpia and in Telecom
         Italia;

o capital expenditure and financial structure decisions for amounts in excess of euro 75 million;

o decisions on the vote to be exercised in (x) the extraordinary shareholders' meeting of Telecom Italia convened pursuant to Italian law to approve resolutions on transactions of extraordinary nature and
         (y) the shareholders' meeting of Olimpia; and

o        approval and amendments of the budget of Telco.


                                 (Page 13 of 23)

DEADLOCK

         The Shareholders' Agreement contains provisions on the resolution of deadlocks at the level of the board of directors and shareholders' meetings of Telco with regard to the following matters:

a) at the level of Telco board of directors: (i) acquisition, disposal and encumbrance of Olimpia or Telecom Italia's shares, (ii) decision on the vote to be exercised in the extraordinary shareholders' meeting of Telecom Italia to approve resolutions on transactions of extraordinary nature and
     (iii) decision on the vote to be exercised in the shareholders' meeting of Olimpia; and

b) at the level of Telco shareholders' meeting, matters pertaining to the extraordinary shareholders' meeting of Telco;

         In case of deadlock with regard to the matters referred to above under letters a) and b) the Investors shall try to find an amicable compromise failing which a new meeting shall be convened and at such meeting the decision will be passed with a simple majority, provided however that dissenting shareholder(s) shall have the right to request the demerger of its stake in Telco and the pro quota assignment of Telco assets and liabilities.

CALL OPTION

         In the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefonica is the dissenting party, then Telefonica shall have the right to buy from Telco or Olimpia, as the case may be, the Olimpia or Telecom Shares at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares or the right to proceed with the demerger.

RESTRICTIONS ON TRANSFERS OF TELCO SHARES

         Transfer of Class A and Class B shares to potential third party acquirers, including shareholder of Telco are subject to pre-emptive rights of the other Investors, upon the terms and conditions and pursuant to the procedures set forth in the Shareholders' Agreement.

         The Shareholders' Agreement contains co-sale rights whereby if one or more Investors intend to transfer a number of shares representing more that 30% of the aggregate share capital of Telco, the other Investors, upon the terms and conditions included thereof, will have the right to transfer their Telco shares in the same proportion to the purchaser.

PROVISIONS RELATING TO TELECOM ITALIA

         The board of directors of Telco or Olimpia, as the case may be, shall approve the list of candidates to be submitted to the shareholders' meeting of Telecom Italia for the appointment of the directors of Telecom Italia pursuant to the following criteria: (i) Telefonica, to the extent

                                 (Page 14 of 23)
holding at least 30% of Telco's share capital, shall have the right vis-a-vis the other Investors to designate two directors of Telecom Italia (x) to be included as designees for appointment in the board of Telecom Italia in the list presented by Olimpia or Telco, as the case may be, and (y) to the extent feasible, the replacement of directors pursuant to Article 2386, first paragraph, of the Italian Civil Code; and (ii) the Italian Investors which are a party to the Shareholders' Agreement, to the extent holding at least 50% plus one share of Telco's share capital, shall designate the other members of the list as follows: (x) three members unanimously and (y) the remaining members on a proportional basis as set out in the Shareholders' Agreement.

         The directors designated by Telefonica in Telco, Olimpia and Telecom Italia shall be directed by Telefonica to neither participate, nor vote at the board of directors meetings (and Telefonica, to the extent applicable, shall neither attend nor vote, at any shareholders' meetings of Telco or the entity resulting from the merger of Olimpia with Telco, as the case may be) at which there will be discussed and proposed resolutions relating to the policies, management, and operations of companies directly or indirectly controlled by Telecom Italia providing their services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefonica (as indirect and ultimate shareholder of such companies) are in force.

         In the event of (i) any transfer in whatever form of any of the foreign assets held directly or indirectly by Telecom Italia having a value of more than euro 4 billion per transaction, or series of transactions occurring within a period of 12 months for the same assets, or (ii) Telecom Italia entering into a significant strategic alliance with any "Telecom Operator" (to be construed as to include any person, company or entity operating in the telecom sector and any person, company or entity holding (a) a controlling stake in any non-listed company operating in the telecom sector or (b) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company), then Telefonica, within the following thirty calendar days, will have the right to deliver notice to the other Investors, which will cause the Investors to implement, adopt and vote, and cause their directors designated by them to implement adopt and vote, all and any actions, documents and resolutions necessary to complete a de-merger within a reasonably short time period, but in any case no later than 6 months following such notice or, if the transaction is subject to any authorizations by law or contract, within 6 months following the obtaining of such authorizations.

         The Investors agreed not to execute or take part, directly or indirectly, in any agreement whatsoever concerning Telecom Shares that may cause the holding by the Investors, Telco and their respective affiliates, taken as a whole, of a number of Telecom Italia voting shares exceeding 30% of the total voting share capital of Telecom Italia.

TERM OF THE SHAREHOLDERS' AGREEMENT

         The Shareholders' Agreement will last three years, at the end of which, without prejudice to renewal, each shareholder, provided that it has submitted such request no later than 6 months prior to the expiry date, may obtain the de-merger of its stake in Telco and the pro quota assignment of Telco assets and liabilities. The exiting shareholder(s) shall be permitted, to the

                                 (Page 15 of 23)
extent the remaining shareholders decide to execute a new shareholders' agreement, to take part to and execute such new shareholders' agreement, provided such existing shareholders contribute their existing shares.

AMENDMENT

         Pursuant to the Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions. The preceding summary of certain material provisions of the Amendment does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as Exhibit 92 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 92: Amendment to the Co-Investment Agreement and the Shareholders' Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.

Exhibit 93:      By-laws of Olimpia S.p.A. (unofficial English translation).

Exhibit 94: The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).

Exhibit 95: Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.

Exhibit 96:      By-laws of Telco S.p.A. (unofficial English translation).









                                 (Page 16 of 23)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  October 31, 2007

                                              SINTONIA S.p.A.


                                                   By: /s/ Gianni Mion
                                                       -------------------------
                                                       Name:   Gianni Mion
                                                       Title:  Director


                                 (Page 17 of 23)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  October 31, 2007

                                                SINTONIA S.A.


                                                   By: /s/ Gustave Stoffel
                                                       -------------------------
                                                       Name:   Gustave Stoffel
                                                       Title:  Director









                                 (Page 18 of 23)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: October 31, 2007

                                         RAGIONE S.a.p.a DI GILBERTO
                                            BENETTON E C.


                                              By: /s/ Gilberto Benetton
                                                  -------------------------
                                                  Name:   Gilberto Benetton
                                                  Title:  Chairman











                                 (Page 19 of 23)

                                    ANNEX A-1

               DIRECTORS AND EXECUTIVE OFFICERS OF SINTONIA S.P.A.

The name, title, present principal occupation or employment of each of the directors and executive officers of Sintonia S.p.A. are set forth below. The business address of each director and executive officer is Sintonia S.p.A.'s address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Sintonia S.p.A. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

==========================================================================================================
                                                      PRESENT PRINCIPAL OCCUPATION
       NAME AND             POSITION WITH         (IF DIFFERENT FROM POSITION WITH        TELECOM SHARES
       SURNAME              SINTONIA S.P.A.               SINTONIA S.P.A.)              BENEFICIALLY OWNED
==========================================================================================================
   Gilberto Benetton           Chairman                        Executive                    1,946,250
==========================================================================================================
      Gianni Mion          Managing Director                   Executive                     27,000
==========================================================================================================
     Sergio Simoi              Director                       Consultant                        -
==========================================================================================================













                                 (Page 20 of 23)

                                    ANNEX A-2

                DIRECTORS AND EXECUTIVE OFFICERS OF SINTONIA S.A.

The name, title, present principal occupation or employment of each of the directors and executive officers of Sintonia S.A. are set forth below. The business address of each director and executive officer is Sintonia S.A.'s address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Sintonia S.A. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

===================================================================================================================
                                               PRESENT PRINCIPAL
                                                  OCCUPATION
   NAME AND SURNAME        POSITION WITH     (IF DIFFERENT FROM        CITIZENSHIP IF         TELECOM SHARES
                           SINTONIA S.A.        POSITION WITH            OTHER THAN          BENEFICIALLY OWNED
                                                SINTONIA S.A.)             ITALIAN
===================================================================================================================
       Jean Hoss              Chairman              Lawyer              Luxembourg                   -
===================================================================================================================
    Carlo Bertazzo            Director              Manager                                          -
===================================================================================================================
    Sergio De Simoi           Director            Consultant                                         -
===================================================================================================================
   Giancarlo Olgiati          Director              Lawyer                Swiss                      -
===================================================================================================================
      Gianni Mion             Director             Executive                                      27,000
===================================================================================================================
    Roberto Savini            Director            Consultant                                         -
===================================================================================================================
    Gustave Stoffel           Director                                  Luxembourg                   -
===================================================================================================================
    Alex Sulkowski            Director            Consultant            Luxembourg                   -
===================================================================================================================



                                 (Page 21 of 23)

                                    ANNEX A-3

                   DIRECTORS AND EXECUTIVE OFFICERS OF RAGIONE

The name, title, present principal occupation or employment of each of the directors and executive officers of Ragione are set forth below. The business address of each director and executive officer is Ragione's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Ragione. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

===================================================================================================================
      NAME AND                                         PRESENT PRINCIPAL OCCUPATION              TELECOM SHARES
      SURNAME              POSITION WITH RAGIONE  (IF DIFFERENT FROM POSITION WITH RAGIONE)   BENEFICIALLY OWNED
===================================================================================================================
   Gilberto Benetton           Chairman                        Executive                         1,946,250
===================================================================================================================
    Carlo Benetton          Deputy Chairman                    Executive                             -
===================================================================================================================
   Luciano Benetton         General Partner                    Executive                             -
===================================================================================================================
   Giuliana Benetton        General Partner                    Executive                             -
===================================================================================================================










                                 (Page 22 of 23)

EXHIBIT INDEX

EXHIBIT NO.
-----------

99.85 Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.86           Draft by-laws of Telco S.p.A. (Annex C to the Co-Investment
                Agreement).*

99.87 Shareholders' Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.88 Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.89 Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, the Sintonia Buyer and Telefonica.*

99.90 Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and the Sintonia Sellers.*

99.91 Joint press release, dated April 28, 2007, issued by Pirelli and the Sintonia Sellers.*

99.92 Amendment to the Co-Investment Agreement and the Shareholders' Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.

99.93           By-laws of Olimpia S.p.A. (unofficial English translation).

99.94 The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).

99.95 Joint Press Release announcing the closing of the Transaction, dated October 25, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.

99.96           By-laws of Telco S.p.A. (unofficial English translation).

         * Previously filed.





                                 (Page 23 of 23)